



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 27, 2012

Via E-mail
Mr. Michel G. Cayouette
Chief Financial Officer
Telesat Canada
1601 Telesat Court
Ottawa, Ontario, Canada K1B 5P4

      Re: Telesat Canada
              Form 20-F for Fiscal Year Ended December 31, 2011
              Filed February 22, 2012
              Response dated November 13, 2012
              File No. 333-159793

Dear Mr. Cayouette:

      We have reviewed your response letter and have the following comments. As noted in our letter dated November 1, 2012, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2011

General

1. We note your response to comment one from our letter dated November 1, 2012. We continue to believe that you should revise the cover page and signatures of the Form 20-F to reflect Telesat Holdings as the registrant.

2. We note your response to comment four from our letter dated November 1, 2012. You indicate that where the cost of capital is high for a limited time period due to market volatility, the build-up approach may generate negative values due to circumstances that are considered exceptional or temporary. It does not appear that it is appropriate for this

reason to switch to the market approach. In this regard, tell us why you did not consider modifying the assumptions used under the build-up approach rather than switching to market approach.

Please file all correspondence over EDGAR.   You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director